SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 24)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 405

(CUSIP Number)

Leonard M. Tannenbaum

525 Okeechobee Boulevard, Suite 1650

West Palm Beach, FL 33401

(561) 510-2390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 405	13D	Page 2 of 5 Pages

1	Name of Reporting Persons Leonard M. Tannenbaum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,598,715
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,598,715
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,598,715
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 67401P 405	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D/A constitutes Amendment No. 24 to the Schedule 13D filed by Leonard M. Tannenbaum on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017, October 4, 2017, October 25, 2017, April 12, 2019, July 9, 2019, December 20, 2019, January 30, 2020, December 15, 2020, March 26, 2021, May 28, 2021, September 23, 2021, January 10, 2022, March 23, 2022, August 12, 2022 and January 5, 2023. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

The filing of this Amendment No. 24 represents the final amendment to the Schedule 13D and constitutes an exit filing for Mr. Tannenbaum.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on approximately 77,079,811 Shares outstanding as of January 23, 2023, as a result of 183,658,887 Shares outstanding as of January 20, 2023, as reported in the Issuer’s Form 8-K as filed on January 20, 2023, adjusted for (A) the 1-for-3 reverse stock split of its common stock effective as of the opening of business on January 23, 2023 as reported in the Issuer’s Form 8-K as filed on January 20, 2023, and (B) the issuance of approximately 15,860,200 shares of common stock issued in connection with the acquisition of Oaktree Strategic Income II, Inc., as described in the Issuer’s Form 8-K filed on January 23, 2023. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tannenbaum has shared voting and dispositive power with Oaktree over the following Shares: (i) 2,841,324 Shares held by Mr. Tannenbaum directly; (ii) 408,072 Shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; and (iii) 349,319 Shares held directly by the Leonard M. Tannenbaum 2012 Trust for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman, Mr. Jeffrey Boccuzzi and Mr. Gabriel A. Katz are Co-Trustees.

(c)       Schedule A sets forth all transactions with respect to Shares effected during the past 60 days that have not previously been reported.

CUSIP No. 67401P 405	13D	Page 4 of 5 Pages

Schedule A

Name	Date of Transaction	Description of Transaction	Amount of Securities[1]	Price per Share[2]
Leonard M. Tannenbaum	January 6, 2023	Open Market Sale	6,920	$7.1022
Leonard M. Tannenbaum	January 9, 2023	Open Market Sale	74,871	$7.1013
Leonard M. Tannenbaum	January 10, 2023	Open Market Sale	118,209	$7.1135
Leonard M. Tannenbaum	January 12, 2023	Open Market Sale	41,410	$7.1500
Leonard M. Tannenbaum	January 17, 2023	Open Market Sale	123,984	$7.1087
Leonard M. Tannenbaum	January 18, 2023	Open Market Sale	48,992	$7.1080

1 The amount of securities has not been adjusted for the 1-for-3 reverse stock split effective as of the opening of business on January 23, 2023.

2 Price per Share excludes commissions paid.

CUSIP No. 67401P 405	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2023

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM